BRF S.A.
Publicly Held Company
CNPJ/ME 01.838.723/0001-27
NIRE 42.300.034.240
CVM 1629-2

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 30, 2022

1.                    Data, Horário e Local: Meeting held on June 30, 2022, at 2 p.m., at BRF S.A.’s (“Company”) offices, located at Avenida Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070, City of São Paulo, State of São Paulo.

2.                    Summons and Presence Summons duly held pursuant to Article 21 of the Company’s Bylaws, with the presence of the totality of members of the Board of Directors: Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Augusto Marques da Cruz Filho, Mr. Aldo Luiz Mendes, Mr. Pedro de Camargo Neto, Mr. Altamir Batista Mateus da Silva, Mr. Eduardo Augusto Rocha Pocetti, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mrs. Flavia Maria Bittencourt and Mrs. Deborah Stern Vieitas.

3.                    Presiding Board: Chairman: Marcos Antonio Molina dos Santos. Secretary: Bruno Machado Ferla.

4.                    Agenda: Resolve on the following matter: (i) The approval of the Policy on Disclosure of Material Acts or Facts and Trading of Securities.

5.                    RESOLUTIONS: The members of the Board of Directors, by unanimous vote and without any reservations or restrictions approved the drawing up of these minutes in the form of a summary and deliberated, once the agenda had been examined and discussed, among other resolutions, the following:

(i)       The members of the Board of Directors, in accordance with article 23 of the Bylaws, approved, unanimously and with no restrictions, the Policy on Disclosure of Material Acts or Facts and Trading of Securities.

6.                    Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company´s head office.

7.                    Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above extract is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, June 30, 2022.

_______________________________

Bruno Machado Ferla

Secretary

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Extrato da Ata da Reunião Extraordinária do Conselho de Administração da BRF S.A. realizada em 30 de junho de 2022.